Exhibit 99.1

SilverCrest Provides Update of Santa Elena Transition

Open Pit Heap Leach to Conventional Mill and Underground Mine

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC – June 18,2014 – SilverCrest Mines Inc. (the “Company”) is pleased to provide an update on the commissioning of the new 3,000 tonnes per day (“tpd”) milling facility and processing plant and progress of underground development at its 100% owned Santa Elena Mine in Sonora, Mexico. The commissioning of the new mill commenced May 1st, 2014 and it is projected that continuous nameplate production of 3,000 tpd will be achieved by the start of August. Underground development continues with over 4,500 metres completed to date on ramping, ventilation and ore development. For additional information and to view photos and videos of the mill, the processing plant and the mine site, please visit the Company’s website at www.silvercrestmines.com.

N. Eric Fier, President and COO stated, “The mill start-up in May was a significant milestone in the development and responsible growth of the Company. We are confident that our projected early August completion of commissioning of the mill and ancillary facilities will be on schedule. The commissioning effort continues to be supported by highly experienced field engineers from FLSmidth & Co., who supplied most of the major process plant equipment. The Company is nearing the completion of its three year, $100 million Expansion Plan which is expected to be completed on budget and with minimal delay. The capital expenditure budget for 2014 is $26 million with $7.5 million remaining to be spent mostly for underground equipment and development. The remaining capital expenditures are expected to be completed in early Q3, 2014 which will allow free cash flow from operations to be generated for the balance of 2014."

Santa Elena Mine Update:

•	Residual leaching of the leach pad continues and is expected to provide silver and gold production through at least July, 2014.
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During the first six weeks of commissioning, the average mill throughput of reclaimed leach pad material (“pad ore”) was approximately 1,000 tpd on an intermittent basis as the CCD thickeners and belt filters were being tested and fine-tuned.

•	The mill and ancillary facilities have run for extended periods so that the first gold and silver metal recovered from the milled pad ore is scheduled prior to the end of June 2014.
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Over 4,500 metres of underground development has been completed including ramping, ventilation and ore development on five levels. Approximately 53,000 tonnes of development ore has been mined, project to date, with 41,500 tonnes delivered to the leach pad and 11,500 tonnes grading Au 1.17 g/t and Ag 98 g/t in stockpile awaiting mill processing. Blending of underground ore and pad ore for processing is scheduled to commence in July.

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The new long-hole drill arrived at Santa Elena on June 12th, 2014. All underground production equipment purchased by the Company (1 long-hole drill and 3 LHD’s) is now on site. As planned, SilverCrest personnel will carry out all underground production mining from stopes while all development work will continue to be done by a contractor.

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Key underground positions have been filled with highly experienced people, several of whom came from Mexican operations where similar mining methods to Santa Elena are employed. Company underground mining personnel are in place and are being trained to start stope production on the 575 level in July.

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Underground close-spaced definition drilling is underway to better define reserves for initial and longer term stope production. Initial results from this detailed drilling reconcile closely with the underground reserve model. Results will be announced once compilation is complete.

As forecast, the Company expects Q2, 2014 production during the transition to be lower than Q1, 2014 production as the open pit heap leach production phases out and the mill facility ramps up to full production. Current market guidance of 3.3 to 3.6 million AgEq ounces for 2014 remains unchanged since the second half of 2014 is heavily weighted with significantly higher metal recoveries (92% Au and 67.5% Ag) and full production through the mill. Market production guidance will be reviewed for possible changes once mill commissioning is complete and underground production is underway.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s material properties being located in Mexico, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

Contact:	Fred Cooper
Telephone:	(604) 694-1730 ext. 108
Fax:	(604) 694-1761
Toll Free:	1-866-691-1730
Email:	info@silvercrestmines.com
Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1